

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2010

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

>   **Re: Phillips Edison – ARC Shopping Center REIT Inc.**
>   **Registration Statement on Form S-11**
>   **Filed January 13, 2010**
>   **File No. 333-164313**

Dear Mr. Edison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to

investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   Please provide us with copies the relevant portions of any study, report, book or chart that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements and/or charts:

- "According to ICSC Research, the retail shopping center industry is comprised of over 100,000 . . . ," page 83;

- U.S. Shopping Center Ownership chart, page 83;

- NCREIF Post Recession Returns: 5-Year Average chart, page 85;

- Year-Over Year Retail Sales – Nov. 2009 chart, page 86; and

- Retail GLA Deliveries chart, page 87.

7. We note that throughout the prospectus, you reference American Realty Capital New York Recovery REIT, Inc. as being a public, non-traded REIT sponsored by one of your co-sponsors. In your prior performance summary on page 150, you disclose that American Realty Capital New York Recovery REIT, Inc.'s registration statement for its initial public offering has not yet gone effective. Please revise throughout to clarify this fact and that it has not yet commenced operations in other sections of your prospectus.

8. Please explain to us in your correspondence why you have chosen to have an advisor and sub-advisor as well as two co-sponsors.

Cover Page of Prospectus

9. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501.

10. Please disclose on the cover page of the prospectus the date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K.

11. We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Prospectus Summary, page 1

12. We note your summary contains a lengthy description of your market opportunity and competitive strengths. Further, we note that very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of disclosure in this section. See Item 503(a) of Regulation S-K.

What are your fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 14

13. We note that you will reimburse your advisors the expenses incurred in connection with its provision of services, including personnel costs. Please revise to clarify whether you will reimburse your advisors salaries and other employment expenses. Furthermore, please clarify how you will determine the personnel costs subject to reimbursement.

14. We note that you have disclosed acquisition fees on a leveraged basis, assuming 50% leverage. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets. This comment also applies to the compensation table beginning on page 106 and footnote (3) to the use of proceeds table on page 80.

What steps will you take to make sure you purchase environmentally compliant properties?, page 20

15. Please disclose the plain English meaning of a "Phase I environmental assessment."

Risk Factors, page 31

16. We note that you include bulleted lists of factors or events in your risk factors. To the extent that any of the factors or events contained in the bulleted lists presents a material risk to your business, operations or financial condition, please include a separate risk factor subheading and discussion about it. For example only, we note the following risk factors:

- "Continue disruptions in the financial markets and challenging economic conditions . . . ," page 34;

- "Our sponsors and their respective affiliates, including all our executive officers . . . ," page 38;

- "Economic and regulatory changes that impact the real estate market generally may decrease . . . ," page 48; and

- "Our joint venture partners could take actions that decrease the value of an investment . . . ," page 55.

If we pay distributions from other funds, page 37

17. Please briefly disclose on the cover page and in the summary the risk that distributions may be paid from any source, including offering proceeds.

Management, page 88

Board of Directors, page 88

18. Please update your disclosure prior to effectiveness to disclose your four independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisors.

Committees of the Board of Directors, page 89

19. Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

The Advisory Agreement, page 94

20. Please disclose when the advisory agreement with ARC Advisor became effective.

21. We note your statement on page 95 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. Please revise to clarify what you mean by "without penalty."

22. We note that this section discusses the subordinated termination fees that your advisor could receive if the agreement is terminated. Please provide examples of the calculations of these termination fees.

The Sub-advisor, page 96

23. Please indicate when you plan to execute the sub-advisory agreement and confirm that you will file the agreement as a material contract to your registration statement.

Our Sponsors, page 98

24. Please disclose the names of the individuals who are your sponsors in this section.

Compensation Table, page 106

Development Fee, page 108

25. We note your disclosure that, if you engage an affiliate of one of your sponsors to provide development services, you will pay a fee that is usual and customary. Please revise the "Conflicts of Interest" section on page 116 to discuss whether such transactions and fees will be approved by a majority of your independent directors or your conflicts committee.

Stock Ownership, page 115

26. In a footnote to the table, please disclose the natural persons that have voting or dispositive control of the shares held by Phillips Edison & Company SubAdvisor LLC.

Conflicts of Interest, page 116

27. As noted above, the initial public offering of American Realty Capital New York Recovery REIT, Inc. has not yet commenced. Therefore, please discuss in more detail the conflict of interest presented to the dealer manager of both offerings, Realty Capital Securities, with respect to its underwriting obligations to both offerings, which may occur simultaneously.

28. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisors would receive by pursuing listing over liquidation.

Allocation of Investment Opportunities, page 117

29. We note that your sponsors are also sponsors of other programs. Please disclose how many of the other programs are in direct competition with you.

Allocation of Our Affiliates' Time, page 118

30. We note your disclosure that your executive officers are not required to devote all their time to your business. Please provide an estimate of the time that you expect your executive officers to devote to your business.

Investment Objective and Criteria, page 128

Real Estate Properties, page 130

31. Please explain what type of entity is considered a "big box retailer."

Acquisition Policies, page 131

32. Please disclose the markets in which you will initially focus your acquisitions.

Borrowing Policies, page 135

33. We note your borrowing policy that you expect that you will not borrow in excess of 50% of the value of your tangible assets, but that it could be as high as 65%. You also state, however, that you will not borrow in excess of 75% of the cost of all your assets. Please clarify your investment policy in this respect.

34. Please clarify what would constitute substantial justification to borrow in excess of 75% of the cost of your tangible assets.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 141

General, page 141

35. We note your disclosure on page 141 that if you sell the maximum offering amount, you intend to allocate approximately 10% of you portfolio to other real estate properties. Please revise your use of proceeds section to discuss how your allocation would change if you sell less than the maximum.

Liquidity and Capital Resources, page 142

36. Please clarify that you will be required to reimburse the sub-advisor the organization and offering expenses that have already been incurred.

37. We note that you expect to look to third-party borrowings to fund distributions to pay dividends in anticipation of funds that you expect to receive in the future. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Critical Accounting Policies

Revenue Recognition, page 145

38. Please tell us and disclose in your filing if you will record income related to your loans receivable using the effective interest rate method. Refer to ASC 310-20-35.

Jeffrey S. Edison
Phillips Edison – ARC Shopping Center REIT Inc.
February 12, 2010
Page 8

Prior Performance Summary, page 148

39. The first paragraph indicates that the disclosure represents the historical experience
    of "certain" real estate programs managed over the last ten years by Messrs. Phillips,
    Edison, Schorsch and Kahane. Please revise to disclose all prior programs sponsored
    by your sponsors over the last ten years. Refer to Item 8.A of Industry Guide 5.

40. Please disclose any adverse business developments or conditions with respect to the
    programs sponsored by Phillips Edison. Refer to Item 8.A.2 of Industry Guide 5.

Certain Material U.S. Federal Income Tax Considerations, page 161

41. We note your statement that DLA Piper LLP (US) is expected to render an opinion
    that you are organized in conformity with the requirements for qualification and
    taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel
    has rendered such opinion.

Consolidated Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Investments in Real Estate Loans, page F-7

42. For loans that may not be impaired under the criteria in FASB ASC 310-10-35,
    please tell us and expand your disclosure as to whether you would evaluate these
    loans for a general reserve, and record an allowance for loan losses for such loans,
    with specific characteristics indicating probable loss. Refer to FASB ASC 450-20-
    25 and paragraphs 33 – 36 of FASB ASC 310-10-35.

Investment in Marketable Securities, page F-7

43. Please tell us and expand your disclosure to detail how you would recognize an
    other-than-temporary impairment for securities in which a determination is made that
    a credit loss exists but you do not intend to sell the debt security and it is not more
    likely than not that you would be required to sell the debt security before the
    anticipated recovery of its remaining amortized cost basis. Refer to paragraph 34C
    of FASB ASC 320-10-35.

Appendix A – Prior Performance Tables, page A-1

Phillips Edison Tables

Table II – Compensation to Sponsor, page A-3

44. Please revise this table in your next amendment to include a separate column disclosing the aggregate payments to Phillips Edison and its affiliates in the most recent 3 years from all programs that have not completed offerings within the past 3 years, as well as the number of these programs involved, or tell us why you believe this information is not required.

Table III – Operating Results of Prior Programs, page A-4

45. In the table on page A-8, please disclose whether the net loss is on a GAAP basis.

Table V – Sales and Disposals of Properties, page A-10

46. Please revise this table to include the presentation of information as outlined in Table V of Industry Guide 5.

American Realty Capital Tables

Table I – Experience in Raising and Investing Funds for Public Program Properties, page A-12

47. Please disclose the months to invest 90% of amount available for investment in this table or advise.

Table II – Operating Results of Public Program Properties, page A-18

48. American Realty Capital Trust Inc. is a public program, and thus, the information in the table should be presented on a GAAP basis. See Instruction 4 to Table III of Guide 5. Please revise accordingly.

49. We note that in this table, you have included the operating results of ARC Income Properties II, LLC in the consolidated operating results of American Realty Capital Trust, Inc. Please explain to us why you have included the operating results of ARC Income Properties II, LLC, which is a private program, in this table, particularly when you have also presented it separately in the Operating Results for Non-Public Program Properties table on page A-20.

Table V – Sales or Disposals of Public Program Properties, page A-25

50. Please revise the line items in the table to more closely track the line items identified in Table V of Industry Guide 5 or tell us why such disclosure is not appropriate.

Appendix A-1: Prior Performance of American Financial Realty Trust, page A-26

Consolidated Statements of Cash Flows, page A-28

51. We note that the cash flow totals do not appear to reconcile with the amounts in the cash flow statement that are in the company's 10-K for the same periods. Also the cash flows in the financing activities section do not appear to be complete. Please revise or advise.

Part II – Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

52. We note that certain people may purchase shares in this offering at a discounted price under the "friends and family" program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your "Plan of Distribution" section.

Item 36. Financial Statements and Exhibits, page II-3

53. We note that you have filed, or will file in an amendment, the "form" of many exhibits, such as your articles of amendment and restatement and property management agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

54. Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

Signatures

55. Please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert H. Bergdolt, Esq.
    Michael S. O'Sullivan, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2200